SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                       Rule 13E-3/A Transaction Statement
                                (Amendment No. 1)
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 NCL Holding ASA
                              (Name of the Issuer)

                                 Arrasas Limited
                                       and
                                Star Cruises PLC
                       (Name of Persons Filing Statement)
                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600
                  (Name, address and telephone number of person
                        authorized to receive notices and
            communications on behalf of person(s) filing statement)


                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


This statement is filed in connection with (check the appropriate box):

a.|_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.|_| The filing of a registration statement under the Securities Act of 1933.

c.|X| A tender offer.

d.|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

                                  INTRODUCTION

     This Amendment No. 1 (this "Statement") amends the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") dated January 13, 2000 of Arrasas Limited (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     The cross reference sheet is hereby amended and supplemented as set forth below:

          Item in Schedule 13E-3               Where in the Schedule 14D-1
          ----------------------               ---------------------------
          Item 16                              Item 10(a) & 10(f)


Item 16.  Additional Information.

     Item 16 is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the Settlement Agreement between NCL Holding ASA and Star Cruises PLC, dated January 18, 2000, which is attached hereto as Exhibit (j) and incorporated herein by reference to the Schedule 14D-1 dated January 13, 2000 of the Offeror and Star, as amended (the "Schedule 14D-1").

Item 17.  Material to be Filed as Exhibits.

     The following item (j) is hereby added to the material previously filed as exhibits:

     (j) Settlement Agreement between NCL Holding ASA and Star Cruises PLC, dated January 18, 2000 (incorporated herein by reference to Exhibit
          (c)(1) of the Schedule 14D-1).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2000

                                         ARRASAS LIMITED
                                         By:  /s/ Gerard Lim
                                              --------------
                                         Name:  Gerard Lim
                                         Title: Director


                                         STAR CRUISES PLC
                                         By:  /s/ Lim Kok Thay
                                              ----------------
                                         Name:  Lim Kok Thay
                                         Title: Director